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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ___ )*

                             PARADIGM GENETICS, INC.

                      ------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK

                      ------------------------------------
                         (Title of Class of Securities)

                                   6900R 10 6

                      ------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2000
          -------------------------------------------------------------
              (Date of Event Which Requires Filing This Statement)


        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                               [  ]     Rule 13d-1(b)

                               [  ]     Rule 13d-1(c)

                               [ X ]    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.    69900R 10 6
           ---------------

        1.      Names of Reporting Persons

        INNOTECH INVESTMENTS LIMITED, ON BEHALF OF A BLIND TRUST, OF WHICH THE
        SOLE TRUSTEE IS J.S. PORTRAIT

                I.R.S. Identification Nos. of above persons (entities only):

        98 - 0160966



        2.      Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a)   [  ]

                (b)   [  ]

        NOT APPLICABLE

        3.      SEC Use Only
                             ---------------------------------------------------------------

        4.      Citizenship or Place of Organization

        UNITED KINGDOM


        Number of Shares              5.    Sole Voting Power                  0
        Beneficially Owned by Each                                     ------------------
        Reporting Person with:
                                      6.    Shared Voting Power            3,966,542
                                                                       ------------------
                                                                         (See Item 4(a))

                                      7.    Sole Dispositive Power             0
                                                                       ------------------

                                      8.    Shared Dispositive Power       3,966,542
                                                                       ------------------
                                                                         (See Item 4(a))


        9.      Aggregate Amount Beneficially Owned
                by Each Reporting Person                   3,966,542    See Item 4(a)
                                                     ---------------------------------------


        10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares     [  ]


        11.     Percent of Class Represented by amount in Row (9)             15.4%
                                                                    ------------------------


        12.     Type of Reporting Person (See Instructions)                CO
                                                              ------------------------------

ITEM 1

        1(a) Name of Issuer:

        PARADIGM GENETICS, INC.

        1(b) Address of Issuer's Principal Executive Offices:

        104 Alexander Drive
        Research Triangle Park, North Carolina 27709


ITEM 2

        2(a) Name of Person Filing:

        INNOTECH INVESTMENTS LIMITED, ON BEHALF OF A BLIND TRUST, OF WHICH THE SOLE TRUSTEE IS J.S. PORTRAIT

        2(b) Address of Principal Business Office or, if none, Residence:

        INNOTECH INVESTMENTS LIMITED: 3 CHARTERHOUSE MEWS, CHARTERHOUSE SQUARE, LONDON EC1M 6BB, UK

        BLIND TRUST: C/O MISS J. S. PORTRAIT

        J. S. PORTRAIT: PORTRAIT, SOLICITORS, 1 CHANCERY LANE, LONDON WC2A 1LF,
        UK


        2(c) Citizenship:

         INNOTECH INVESTMENTS LIMITED, IS A LIMITED COMPANY ORGANIZED UNDER THE LAWS OF THE ENGLAND AND WALES; THE BLIND TRUST IS A TRUST ORGANIZED UNDER THE LAWS OF ENGLAND AND WALES; J.S. PORTRAIT IS A CITIZEN OF THE UNITED KINGDOM

        2(d) Title of Class of Securities:

        COMMON STOCK

        2(e) CUSIP Number:

        69900R 10 6


ITEM 3

IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: NOT APPLICABLE

        a. [ ] Broker or Dealer registered under Section 15 of the Act.

        b. [ ] Bank as defined in Section 3(a)(6) of the Act.

        c. [ ] Insurance company as defined in Section 3(a)(19) of the Act.

        d. [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

        e. [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

        f. [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

        g. [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

        h. [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        i. [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

        j. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)    Amount beneficially owned:                3,966,542*
                                             -----------------------------------

        (b)    Percent of class:                           15.4%
                                             -----------------------------------

        (c)    Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote                                       0
                                                                                        ---------------------------

               (ii)  Shared power to vote or to direct the vote                                 3,966,542
                                                                                        ---------------------------

               (iii) Sole power to dispose or to direct the disposition of                          0
                                                                                        ---------------------------

               (iv)  Shared power to dispose or to direct the disposition of                    3,966,542
                                                                                        ---------------------------

*The 3,966,542 shares of common stock are held of record by Innotech Investments Limited, which has investment and voting power over the shares. All of the issued capital stock of Innotech Investments Limited is owned by a Blind Trust, the sole Trustee of which is Miss J.S. Portrait, who as a result of her control of the shares of Innotech Investments Limited, may be deemed to be the beneficial owner of the shares held by Innotech Investments Limited.

        ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

NOT APPLICABLE

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                                       N/A
--------------------------------------------------------------------------------


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                                       N/A
--------------------------------------------------------------------------------


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP



                                       N/A
--------------------------------------------------------------------------------


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP



                                       N/A
--------------------------------------------------------------------------------

ITEM 10. CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

        After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      INNOTECH INVESTMENTS LIMITED

Date: February 12, 2001        By:    /s/ Christopher Theodor Schilling Stone
                                      ---------------------------------------


                               Name:  Christopher Theodor Schilling Stone


                               Title: Director



                                      BLIND TRUST



Date: February 12, 2001     By:       /s/ J. S. Portrait
                                      ----------------------------------
                                      J.S. Portrait
                                      Trustee



                                      J.S. PORTRAIT



Date: February 12, 2001     By:       /s/ J. S. Portrait
                                      ----------------------------------